APPLICATION FOR WITHDRAWAL

Graphic Packaging Corporation
814 Livingston Court
Marietta, Georgia 30067

August 19, 2003

BY EDGAR

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re:    Registration Statement on Form 8-A/A (File No. 001-14060)
Application for Withdrawal

Ladies and Gentlemen:

        In accordance with Rule 477 promulgated under the Securities Act of 1933, as amended, Graphic Packaging Corporation, a Delaware corporation (the "Company"), successor corporation to Graphic Packaging International Corporation, hereby requests that the Registration Statement on Form 8-A/A and all exhibits thereto (File No. 001-14060), for the registration of common stock, $0.01 par value per share (the "Registration Statement"), filed on August 13, 2003 with Graphic Packaging International Corporation as the registrant, be withdrawn effective immediately. The Company is withdrawing the Registration Statement because the Registration Statement was incorrectly filed with Graphic Packaging International Corporation as the registrant due to a printer filing error. No securities of Graphic Packaging International Corporation were sold or will be sold under the Registration Statement.

        The Company is not requesting to withdraw the registration statement on Form 8-A/A (File No. 001-13182), for the registration of its common stock, $0.01 par value per share, filed on August 13, 2003 with the Company as the registrant, by means of this application.

        If you have any questions with respect to this letter, please contact the undersigned at (770) 644-3350.

Sincerely,
GRAPHIC PACKAGING CORPORATION
By:	/s/ EDWARD W. STROETZ, JR. Name: Edward W. Stroetz, Jr. Title: Acting General Counsel and Secretary